UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2004

PETROKAZAKHSTAN INC.

(Translation of registrant's name into English)

140 – 4th Avenue SW #1460, Calgary, Alberta, Canada T2P 3N3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

 Form 20-F ☐   Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
 Yes ☐   No ☑

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc.

Date: August 13, 2004	By:	/s/ Ihor P. Wasylkiw
Ihor P. Wasylkiw
Vice President Investor Relations

EXHIBIT INDEX

Exhibit #	Description of Exhibit

99.1	Q2, 2004 Interim Report
99.2	Q2 Interim Management’s Discussion & Analysis
99.3	CEO and CFO Certifications